Contact

www.linkedin.com/in/rcarroll23
(LinkedIn)
codegray.tech/ (Blog)

Top Skills

HTML5
RPG
Product Planning

Certifications

Certified Project Management
Professional (PMP)
Scrum Master Certified (SMC)

Publications

How to Boost your Games' Potential
Best Practices & Tips for Monetizing
Mobile Games
6 Ways Blockchain Token Rewards
Redefine Loyalty
Selling Pixel: Real World Data on
Virtual World Sales
How to Get Started as a Beginner
VR Developer

Rob Carroll GDC

iGaming Product Consulting | Fractional CPO | CEO Roll Craft
United States

Summary

Seasoned iGaming product leader (PMP, CSM) combining proactive operations management with data-driven strategy to launch and scale casino experiences. I’ve shipped 3 Sweepstake casino platforms and built loyalty ecosystems for a major Las Vegas operator, using AI/ML, A/B testing, and economy design to drive monetization, retention, and LTV. I align engineering, design, data, marketing, and compliance stakeholders around clear KPIs, instituting agile processes that deliver on time, on budget, and at high quality. Experienced leading teams of 18–120+, integrating loyalty/CRM and platform technologies.

Experience

Code Gray, Inc

Fractional Product Management Consulting
June 2020 - Present (5 years 10 months)
San Diego, California, United States

At Code Gray, Inc., I worked closely with clients to enhance their product development processes through strategic insights and project ownership. My role involved guiding startups in app design, GTM, gamification and business development, ensuring they were well-prepared for market entry. I focused on delivering tailored solutions that addressed unique client needs, fostering innovation and growth.

Skills: Fractional CPO · Mobile Development · Start-ups · Product Ownership · iGaming · Gamification · Monetization ·Team Building · Jira · Agile Methodologies · iPhone · Strategic Leadership · Mobile Games · Management · Strategic Partnerships · Agile · Product Strategy · Video Games · Game Mechanics · MMO · Casual Games · Product Management · Team Leadership · Project Management · User Experience · Social Games · Android · Monetization · Web Development · Mobile Applications · Online Gaming · Gameplay · Agile Project Management · Game Development · Game Design · iOS · Artificial Intelligence (AI) ·Zero To One

Roll Craft
CEO and Co-Founder
August 2024 - Present (1 year 8 months)
Los Angeles, CA

At Roll Craft we are building bite-sized web RPGs for anyone craving a quick adventure break. We're creating a scalable portfolio of classic, browser-based RPGs designed for light, anytime play.

Naavik
Talent Partner
August 2025 - Present (8 months)

iGaming Specialist with a focus on product, player loyalty and monetization

Rubystone
iGaming CPO
October 2024 - Present (1 year 6 months)
San Diego, California, United States

Rubystone, Inc. is a U.S.-based rewarded social gameplay operator and platform
provider. Rubystone conducts its consumer business via PeakPlay.com, a free-to-play
social casino with sweepstakes prizing for web-based players across 42 states. The
company also enables third-party brands to operate as social casinos via its cutting-
edge rewarded gameplay platform, Scion. Rubystone is a U.S. subsidiary of the New
Zealand-based, global gaming company, Gaming Rewards Group Ltd., headquartered
in Westport and Christchurch. For more information, please visit Rubystone.co.

Iconic Arts
2 years 7 months

Gaming Advisor
September 2024 - Present (1 year 7 months)
San Diego, California, United States

Gaming is a huge part of the transmedia ecosystem and I look forward to being a part of their gaming initiative.

Chief Gaming Officer
September 2023 - September 2024 (1 year 1 month)
San Diego, California, United States

Created transmedia gaming strategy.
Managed relationships with gaming platforms like Roblox, UEFN and Unreal.
Worked with brands to develop gaming solutions for various IP.
Managed 6 person game development team.

Economics Design
Senior Gaming Consultant
March 2023 - April 2024 (1 year 2 months)
San Diego, California, United States

Our goal is to help developers create new and robust experiences for their users. Our amazing team of economic and game design experts can help build a new design from the ground up, review your existing design to look for threats and improvements or help increase your monetization potential.

Double Coconut - Mobile and Web Game Development
Senior Project Management and Business Development Consulting
June 2022 - March 2023 (10 months)
San Diego, California, United States

Served as technical liaison, supporting clients, management, sales, marketing, and quality assurance.
Managed projects for high value clients to ensure customer delight
Facilitated meetings between project stakeholders to discuss deliverables, schedules and conflicts.
Sourced new clients, and created proposals for grant opportunities.
Managed project requirements and accomplished objectives by self-monitoring progress and promptly solving issues.
Developed design proposals for Web2 and Web3 games.
Negotiated partnerships with third-party developers.

Ruby Play Network
Chief Gaming Officer
April 2021 - June 2022 (1 year 3 months)
San Diego, California, United States

Managed both internal and external development teams.
Successfully launched the Binance Chain based Ruby Play Network and $RUBY token.
Secured over $6 million in funding

Created an active player community with over 12k users on Telegram and 30k on Twitter.

Kast

Director of User Acquisition and Monetization

May 2019 - June 2020 (1 year 2 months)

Greater San Diego Area

Implemented systems to identify the highest-ROI user acquisition channels through data review and A/B testing.

Managed the development, planning and execution of monetization strategy.

Created proposals for funding and grants.

Grew the platform from 5k to 500k daily active users.

ROC Applications

Business Owner

August 2013 - April 2019 (5 years 9 months)

Greater San Diego Area

I founded ROC Applications as a consulting firm, working with app developers to help create strategies for their Project Managment, User Acquisition, Monetization and Metrics implementations.

Clients:

Wargaming, Unity Games, Venan Entertainment, MeeGenius, Core Media, Gameblyr, Rocketeer Games, Aegis Interactive, Mobile Posse, Playas Play, Uproar Studios, Max Play, Touch This Media.

Provided concept to launch project management and development services

Created development documentation for iOS, Android, Facebook and VR platforms

Implemented systems to identify best UA channels through data review and A/B testing

Improved core user experience loops on existing apps to increase retention and monetization

Skills: Fractional CPO · Mobile Development · Start-ups · Product Ownership · iGaming · Gamification · Monetization ·Team Building · Jira · Agile Methodologies · iPhone · Strategic Leadership · Mobile Games · Management · Strategic Partnerships · Agile · Product Strategy · Video Games · Game Mechanics · MMO · Casual Games · Product Management · Team Leadership · Project Management · User Experience · Social Games · Android ·

Monetization · Web Development · Mobile Applications · Online Gaming · Gameplay · Agile Project Management · Game Development · Game Design · iOS · Artificial Intelligence (AI) ·Zero To One

Table Trac, Inc.
Senior Product Manager for Casino Games
July 2017 - March 2019 (1 year 9 months)
Greater San Diego Area

Worked for Touch This Media, acquired by Table Trac
Developed the web/mobile platform for a casino-based fantasy sports game
Created a new eSports vertical for casinos to deploy on their properties
Worked with Caesars, Planet Hollywood, and the Rio to create business opportunities for TTM

Wargaming.net
Executive Producer, World of Tanks: Blitz for North America
October 2013 - March 2015 (1 year 6 months)

Acted as North American executive producer for WoT: Blitz
Provided mobile app monetization consulting to senior Wargaming management

5th Planet Games
Chief Mobile Officer
November 2012 - October 2013 (1 year)

Created and executed studios move to mobile.
Managed production of all mobile games.
Collaborated across multi-disciplinary teams with Agile development frameworks.

Tapjoy
Director of Publishing
September 2009 - November 2012 (3 years 3 months)

Worked with developers to integrate TapJoy's technology.
Served as games evangelist responsible for onboarding new teams.
Wrote presentations and white papers to help developers implement our technology.
Created and managed the $5M Independent Publishing Program.

Education

University of Massachusetts, Amherst

B.S., Environmental Sciences